EXHIBIT 12

                         ADVANTA CORP. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                     THREE MONTHS ENDED               SIX MONTHS ENDED
($ IN THOUSANDS)                           JUNE 30,                       JUNE 30,
----------------                           --------                       --------
                                    2001            2000            2001            2000
                                    ----            ----            ----            ----
Income (loss) from
  continuing operations           $ (3,173)        $17,749        $(40,529)        $23,039
Income tax benefit                       0           3,310          16,880               0
                                  --------         -------        --------         -------
Earnings (loss) before
  income tax benefit (A)            (3,173)         14,439         (57,409)         23,039
Fixed charges:
  Interest                          26,119          21,559          50,395          41,738
  One-third of all rentals             536             467             805             896
  Preferred stock dividend
    of subsidiary trust              2,248           2,248           4,495           4,495
                                  --------         -------        --------         -------
  Total fixed charges               28,903          24,274          55,695          47,129
                                  --------         -------        --------         -------
Earnings (loss) before
  income tax benefit and
  fixed charges                   $ 25,730         $38,713        $ (1,714)        $70,168
Ratio of earnings to
  fixed charges (B)                 N/M(C)           1.59x          N/M(C)           1.49x

(A) Earnings before income taxes in the six months ended June 30, 2001 include $41.8 million of unusual charges. Unusual charges include severance, outplacement and other compensation costs associated with restructuring our corporate functions commensurate with the ongoing businesses as well as expenses associated with exited businesses and asset impairments.

(B) For purposes of computing these ratios, "earnings" represent income from continuing operations before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(C) The ratio calculated in the three and six months ending June 30, 2001 is less than 1.00 and therefore, not meaningful. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $3,173 for the three months ended June 30, 2001 and $57,409 for the six months ended June 30, 2001.


                                       41